Filed Pursuant to Rule 424(b)(3)
Registration Number 333-107177
PROSPECTUS SUPPLEMENT NO. 5
(To Prospectus dated October 7, 2003)

$150,000,000

Senior Convertible Notes due 2023

Common Stock, par value $1.00 per share

     This document supplements the prospectus of Alaska Air Group, Inc. dated October 7, 2003, the prospectus supplement dated November 4, 2003, the prospectus supplement dated November 17, 2003, the prospectus supplement dated January 13, 2004 and the prospectus supplement dated January 28, 2004 relating to the notes issued in a private placement in March 2003 and the common stock issuable upon conversion of the notes. This prospectus supplement updates the prospectus dated October 7, 2003, as supplemented to date, with the attached Current Report on Form 8-K of Alaska Air Group, Inc. dated February 26, 2004.

     This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus dated October 7, 2003, the prospectus supplement dated November 4, 2003, the prospectus supplement dated November 17, 2003 the prospectus supplement dated January 13, 2004 and the prospectus supplement dated January 28, 2004. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated October 7, 2003, the prospectus supplement dated November 4, 2003, the prospectus supplement dated November 17, 2003 the prospectus supplement dated January 13, 2004 and the prospectus supplement dated January 28, 2004.

     We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes were offered to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act, in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

     You should consider carefully the risks that we have described in “Risk Factors” beginning on page 4 of the prospectus dated October 7, 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representatives to the contrary is a criminal offense.

The date of this prospectus supplement is February 26, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

February 26, 2004
(Date of Report)

ALASKA AIR GROUP, INC.

(Exact name of registrant as specified in its charter) Commission file number 1-8957

Delaware	91-1292054
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

19300 Pacific Highway South, Seattle, Washington 98188
(Address of principal executive offices)
(206) 392-5040
(Registrant’s telephone number)

FORWARD-LOOKING INFORMATION
ITEM 12.
Signature
Exhibit 99.1

FORWARD-LOOKING INFORMATION
This report may contain forward-looking statements, which are intended to be subject to the safe harbor protection provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance and involve known and unknown risks and uncertainties that may cause our actual results or performance to be materially different from those indicated by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “forecast,” “may,” “will,” “could,” “should,” “expect,” “plan,” “believe,” “potential” or other similar words indicating future events or contingencies. Some of the things that could cause our actual results to differ from our expectations are: economic conditions; the continued impact of terrorist attacks, global instability and potential U.S. military involvement; our significant indebtedness; downgrades of our credit ratings; the competitive environment and other trends in our industry; changes in laws and regulations; changes in our operating costs including fuel; changes in our business plans; interest rates and the availability of financing; liability and other claims asserted against us; labor disputes; our ability to attract and retain qualified personnel; and inflation. For a discussion of these and other risk factors, see Item 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. All of the forward-looking statements are qualified in their entirety by reference to the risk factors discussed therein. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our business or events described in any forward-looking statements. We disclaim any obligation to publicly update or revise any forward-looking statements after the date of this report to conform them to actual results.

ITEM 12.
Results of Operations And Financial Condition
Subsequent to our January 28, 2004 press release summarizing our fourth quarter and full year 2003 financial results, further review of the Mileage Plan liability and related deferred revenue as of December 31, 2003 revealed that these amounts had not been fully adjusted to reflect planned deletions of certain accounts with expired miles. The consequent adjustment to reduce the total Mileage Plan liability and deferred revenue estimate from $344.4 million to $336.0 million resulted in an $8.4 million (pretax) increase in total revenues for the fourth quarter and full year. Our adjusted 2003 fourth quarter consolidated net loss is $16.1 million and our 2003 full year consolidated net income is $13.5 million.

The attached schedules provide our revised financial results for the fourth quarter and full year 2003. The supplemental data is attached as Exhibit 99.1.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALASKA AIR GROUP, INC.
Registrant Date: February 26, 2004

/s/ Brandon S. Pedersen
Brandon S. Pedersen
Staff Vice President/Finance and Controller

/s/ Bradley D. Tilden
Bradley D. Tilden
Executive Vice President/Finance and Chief Financial Officer

Exhibit 99.1

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) (In Millions Except Per Share Amounts)

	Three Months Ended		Year Ended
	December 31		December 31
	2002	2003	2002	2003
Operating Revenues:
Passenger	$485.7	$564.8	$2,037.7	$2,243.0
Freight and mail	17.7	18.7	77.1	82.3
Other — net	24.3	29.8	109.3	119.5

Total Operating Revenues	527.7	613.3	2,224.1	2,444.8

Operating Expenses:
Wages and benefits	219.3	240.4	858.1	937.9
Employee profit sharing	—	3.7	—	3.7
Contracted services	23.7	25.6	93.0	100.1
Aircraft fuel	79.4	91.9	302.0	356.9
Aircraft maintenance	48.9	43.6	170.2	183.8
Aircraft rent	48.8	48.8	190.4	194.9
Food and beverage service	16.3	14.4	66.2	61.0
Other selling expenses and commissions	32.6	34.1	159.9	133.2
Depreciation and amortization	31.8	34.8	132.5	133.0
Loss on sale of assets	0.9	2.0	0.1	2.2
Landing fees and other rentals	36.4	44.3	140.3	164.9
Other	49.4	45.0	200.3	184.3

Total Operating Expenses	587.5	628.6	2,313.0	2,455.9

Operating Loss	(59.8)	(15.3)	(88.9)	(11.1)

Nonoperating Income (Expense):
Interest income	5.1	4.5	21.2	12.8
Interest expense	(11.5)	(12.4)	(46.3)	(47.8)
Interest capitalized	1.2	0.4	2.7	2.3
U.S. government compensation	—	—	0.5	71.4
Other — net	0.1	(1.3)	9.0	1.4

	(5.1)	(8.8)	(12.9)	40.1

Income (loss) before income tax and accounting change	(64.9)	(24.1)	(101.8)	29.0
Income tax expense (benefit)	(21.8)	(8.0)	(34.6)	15.5

Income (loss) before accounting change	(43.1)	(16.1)	(67.2)	13.5
Cumulative effect of accounting change	—	—	(51.4)	-

Net Income (Loss)	($43.1)	($16.1)	($118.6)	$13.5

Basic and Diluted Earnings (Loss) Per Share:
Earnings (loss) before accounting change	$(1.62)	$(0.60)	$(2.53)	$0.51
Cumulative effect of accounting change	—	—	(1.94)	-

Earnings (Loss) Per Share	$(1.62)	$(0.60)	$(4.47)	$0.51

Shares used for computation:
Basic	26.556	26.728	26.546	26.648
Diluted	26.556	26.728	26.546	26.730

Note 1:
Diluted shares excludes the shares of common stock issuable upon conversion of the convertible notes issued on March 21, 2003. Although we previously reported our expectation that the notes would become convertible in the fourth quarter of 2003, the actual closing prices of Alaska Air Group common stock during the quarter did not trigger the convertibility feature.

Note 2:
Operating loss for the three months and year ended December 31, 2003 includes adjustments to increase operating expenses by $2.8 million (pretax) and $3.1 million (pretax), respectively, related to prior years. Operating loss for the three months ended December 31, 2003 also includes adjustments to increase operating expenses by $1.8 million (pretax) and increase operating revenues by $6.3 million (pretax), both related to previous quarters in 2003. In addition, interest income for the 2003 year includes an adjustment recorded in the first quarter that reduced interest income by $2.8 million (pretax) related to the previous year. Management does not believe that these amounts are material to the periods affected.

Alaska Air Group, Inc.

CONDENSED CONSOLIDATED BALANCE SHEET (unaudited)

	December 31	December 31
(In Millions)	2002	2003
Cash and marketable securities	$636	$812

Total current assets	954	1,148
Property and equipment-net	1,802	1,949
Other assets	125	162

Total assets	$2,881	$3,259

Current liabilities	778	1,017
Long-term debt and capital lease obligations	857	907
Other liabilities and credits	590	661
Shareholders’ equity	656	674

Total liabilities and shareholders’ equity	$2,881	$3,259

Note: Certain reclassifications have been made to the December 31, 2002 balance sheet to conform to the December 31, 2003 presentation.

Alaska Airlines Financial and Statistical Data (unaudited)

	Three Months Ended December 31				Year Ended December 31
			%					%
Financial Data (in millions):	2002	2003	Change		2002	2003		Change
Operating Revenues:
Passenger	$392.2	$460.3	17.4%		$1,667.7	$1,840.4		10.4%
Freight and mail	16.5	17.5	6.1%		72.1	77.3		7.2%
Other — net	21.1	26.7	26.5%		93.3	109.7		17.6%

Total Operating Revenues	429.8	504.5	17.4%		1,833.1	2,027.4		10.6%

Operating Expenses:
Wages and benefits	179.4	199.9	11.4%		703.4	778.6		10.7%
Employee profit sharing	—	2.9	NM		—	2.9		NM
Contracted services	20.3	20.7	2.0%		80.1	81.6		1.9%
Aircraft fuel	67.2	79.1	17.7%		257.3	306.7		19.2%
Aircraft maintenance	41.9	35.7	-14.8%		145.2	153.4		5.6%
Aircraft rent	32.4	31.1	-4.0%		128.2	123.9		-3.4%
Food and beverage service	15.6	13.9	-10.9%		63.5	58.7		-7.6%
Other selling expenses and commissions	31.8	39.0	22.6%		154.6	148.0		-4.3%
Depreciation and amortization	28.3	31.7	12.0%		114.0	119.5		4.8%
Loss on sale of assets	1.0	2.1	NM		1.7	3.4		NM
Landing fees and other rentals	28.3	34.3	21.2%		110.5	127.8		15.7%
Other	37.5	34.0	-9.3%		148.8	136.9		-8.0%

Total Operating Expenses	483.7	524.4	8.4%		1,907.3	2,041.4		7.0%

Operating Loss	(53.9)	(19.9)	NM		(74.2)	(14.0)		NM

Interest income	5.7	4.9			23.2	15.2
Interest expense	(11.6)	(11.3)			(46.6)	(45.2)
Interest capitalized	1.0	0.2			2.1	1.5
U.S. government compensation	—	—			0.3	52.8
Other — net	0.2	(1.2)			7.9	1.5

	(4.7)	(7.4)			(13.1)	25.8

Income (Loss) Before Income Tax and Accounting Change	$(58.6)	$(27.3)	NM		$(87.3)	$11.8		NM

Operating Statistics:
Revenue passengers (000)	3,367	3,712	10.2%		14,154	15,047		6.3%
RPMs (000,000)	3,164	3,608	14.0%		13,186	14,554		10.4%
ASMs (000,000)	4,758	5,194	9.2%		19,360	20,804		7.5%
Passenger load factor	66.5%	69.5%	3.0	pts	68.1%	70.0%		1.9	pts
Breakeven load factor	78.4%	74.4%	-4.0	pts	73.1%	72.3%		-0.8	pts
Yield per passenger mile	12.40 ¢	12.76 ¢	2.9%		12.65 ¢	12.65	¢	0.0%
Operating revenue per ASM	9.03 ¢	9.71 ¢	7.5%		9.47 ¢	9.74	¢	2.9%
Operating expenses per ASM (a)	10.17 ¢	10.10 ¢	-0.7%		9.85 ¢	9.81	¢	-0.4%
Operating expenses per ASM excluding fuel (a)	8.75 ¢	8.57 ¢	-2.1%		8.52 ¢	8.34	¢	-2.1%
Fuel cost per gallon	84.7 ¢	94.8 ¢	11.9%		79.6 ¢	90.9	¢	14.2%
Fuel gallons (000,000)	79.3	83.4	5.2%		323.3	337.3		4.3%
Average number of employees	10,065	9,921	-1.4%		10,142	10,040		-1.0%
Aircraft utilization (blk hrs/day)	10.3	10.3	0.0%		10.6	10.5		-0.9%
Operating fleet at period-end	102	109	6.9%		102	109		6.9%

NM = Not Meaningful

(a) See Note A on Page 5

Note 1:
Certain reclassifications have been made to the December 31, 2002 statements of operations to conform to the December 31, 2003 presentation.

Note 2:
Operating loss for the three months and year ended December 31, 2003 includes adjustments to increase operating expenses by $2.4 million (pretax) and $3.1 million (pretax), respectively, related to prior years. Operating loss for the three months ended December 31, 2003 also includes adjustments to increase operating expenses by $1.8 million (pretax) and increase operating revenues by $6.3 million (pretax), both related to previous quarters in 2003. In addition, interest income for the 2003 year includes an adjustment recorded in the first quarter that reduced interest income by $2.8 million (pretax) related to the previous year. Management does not believe that these amounts are material to the periods affected.

Horizon Air Financial and Statistical Data (unaudited)

	Three Months Ended December 31				Year Ended December 31
			%					%
Financial Data (in millions):	2002	2003	Change		2002	2003		Change
Operating Revenues:
Passenger	$99.0	$115.5	16.7%		$393.9	$442.3		12.3%
Freight and mail	1.1	1.2	9.1%		5.0	5.0		0.0%
Other — net	4.4	4.8	9.1%		20.7	16.5		-20.3%

Total Operating Revenues	104.5	121.5	16.3%		419.6	463.8		10.5%

Operating Expenses:
Wages and benefits	39.4	40.5	2.8%		152.6	159.3		4.4%
Employee profit sharing	—	0.8	NM		—	0.8		NM
Contracted services	5.4	6.6	22.2%		21.0	25.0		19.0%
Aircraft fuel	12.2	12.8	4.9%		44.7	50.2		12.3%
Aircraft maintenance	7.0	7.9	12.9%		25.1	30.4		21.1%
Aircraft rent	16.3	17.7	8.6%		62.2	71.0		14.1%
Food and beverage service	0.7	0.5	-28.6%		2.7	2.3		-14.8%
Other selling expenses and commissions	6.3	6.1	-3.2%		29.4	24.9		-15.3%
Depreciation and amortization	3.2	2.8	-12.5%		17.0	12.3		-27.6%
Gain on sale of assets	(0.1)	(0.1)	0.0%		(1.6)	(1.2)		NM
Landing fees and other rentals	8.4	10.3	22.6%		31.2	38.5		23.4%
Other	11.1	10.0	-9.9%		48.7	42.6		-12.5%

Total Operating Expenses	109.9	115.9	5.5%		433.0	456.1		5.3%

Operating Income (Loss)	(5.4)	5.6	NM		(13.4)	7.7		NM

Interest income	—	0.2			0.7	0.7
Interest expense	(0.5)	(0.5)			(2.1)	(2.4)
Interest capitalized	0.2	0.2			0.6	0.8
Government compensation	—	—			0.2	18.6
Other — net	(0.1)	(0.1)			1.2	(0.1)

	(0.4)	(0.2)			0.6	17.6

Income (Loss) Before Income Tax and Accounting Change	$(5.8)	$5.4	NM		$(12.8)	$25.3		NM

Operating Statistics:
Revenue passengers (000)	1,194	1,263	5.8%		4,815	4,934		2.5%
RPMs (000,000)	386	416	7.8%		1,514	1,640		8.3%
ASMs (000,000)	632	619	-2.1%		2,428	2,569		5.8%
Passenger load factor	61.1%	67.3%	6.2	pts	62.4%	63.9%		1.5	pts
Breakeven load factor	65.0%	64.1%	-0.9	pts	65.0%	63.1%		-1.9	pts
Yield per passenger mile	25.62 ¢	27.72 ¢	8.2%		26.02 ¢	26.96	¢	3.6%
Operating revenue per ASM	16.53 ¢	19.62 ¢	18.7%		17.29 ¢	18.06	¢	4.5%
Operating expenses per ASM (a)	17.39 ¢	18.72 ¢	7.7%		17.84 ¢	17.76	¢	-0.4%
Operating expenses per ASM excluding fuel (a)	15.46 ¢	16.64 ¢	7.6%		15.99 ¢	15.80	¢	-1.2%
Fuel cost per gallon	87.7 ¢	98.2 ¢	12.0%		82.0 ¢	93.4	¢	13.9%
Fuel gallons (000,000)	13.9	13.1	-5.8%		54.5	53.7		-1.5%
Average number of employees	3,518	3,320	-5.6%		3,476	3,361		-3.3%
Aircraft utilization (blk hrs/day)	7.5	7.5	0.0%		7.5	7.8		4.0%
Operating fleet at period-end	63	62	-1.6%		63	62		-1.6%

NM = Not Meaningful

(a) See Note A on Page 5

Note:
Certain reclassifications have been made to the December 31, 2002 statements of operations to conform to the December 31, 2003 presentation.

Note A:
Pursuant to new guidelines issued by the Securities and Exchange Commission, we are providing the following unaudited reconciliation of non-GAAP performance indicators to their comparable financial measures reported on a GAAP basis. Our disclosure of operating costs and cost per available seat mile, excluding fuel, provides us the ability to measure and monitor our performance both with and without the cost of aircraft fuel as both the cost and availability of fuel are subject to economic and political factors beyond our control. We also believe that disclosing net income (loss) and diluted earnings (loss) per share excluding the change in accounting principle and government compensation is helpful to investors in evaluating our operational performance because we believe the reimbursements received from the government and the write-off of goodwill are unusual events. The following table reconciles operating expenses excluding fuel and operating expense per ASM excluding fuel for Alaska Airlines, Inc. and Horizon Air Industries, Inc.:

Alaska Airlines, Inc.:
($ in millions)	Three Months Ended December 31				Year Ended December 31

	2002		2003		2002		2003

Operating expenses	$483.7		$524.4		$1,907.3		$2,041.4
ASMs (000,000)	4,758		5,194		19,360		20,804
Operating expenses per ASM	10.17	¢	10.10	¢	9.85	¢	9.81	¢

Operating expenses	$483.7		$524.4		$1,907.3		$2,041.4
Less: aircraft fuel	67.2		79.1		257.3		306.7

Operating expense excluding fuel	$416.5		$445.3		$1,650.0		$1,734.7
ASMs (000,000)	4,758		5,194		19,360		20,804
Operating expense per ASM excluding fuel	8.75	¢	8.57	¢	8.52	¢	8.34	¢

Horizon Air Industries, Inc.:
($ in millions)
	2002		2003		2002		2003

Operating expenses	$109.9		$115.9		$433.0		$456.1
ASMs (000,000)	632		619		2,428		2,569
Operating expenses per ASM	17.39	¢	18.72	¢	17.84	¢	17.76	¢

Operating expenses	$109.9		$115.9		$433.0		$456.1
Less: aircraft fuel	12.2		12.8		44.7		50.2

Operating expense excluding fuel	$97.7		$103.1		$388.3		$405.9
ASMs (000,000)	632		619		2,428		2,569
Operating expense per ASM excluding fuel	15.46	¢	16.64	¢	15.99	¢	15.80	¢

The following table summarizes Alaska Air Group, Inc.’s earnings (loss) and diluted earnings (loss) per share during 2002 and 2003 excluding the change in accounting principle and government compensation and as reported in accordance with GAAP (dollars in millions). There were no such amounts in the three months ended December 31, 2002 or 2003.

	Year Ended December 31
	2002		2003
	Dollars	Loss Per Share	Dollars	Earnings Per Share
Net loss and loss per share excluding the change in accounting principle and government compensation	($67.5)	($2.54)	($30.8)	($1.15)
Change in accounting principle relating to goodwill	(51.4)	(1.94)	—	—
Government compensation, net of tax	0.3	0.01	44.3	$1.66

GAAP net income (loss) and earnings (loss) per share	($118.6)	($4.47)	$13.5	$0.51